SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 30, 2008

CHINA SOUTHERN AIRLINES COMPANY LIMITED
(Translation of registrant's name into English)

278 Jichang Road
Guangzhou, Guangdong 510405
People’s Republic of China
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F. ☒ Form 40-F. ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No. ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

China Southern Airlines Company Limited (the “Company”) published seven announcements on December 30, 2008 on the Hong Kong Stock Exchange’s website at
http://www.hkexnews.hk/listedco/listconews/sehk/20081230/LTN20081230235.pdf, http://www.hkexnews.hk/listedco/listconews/sehk/20081230/LTN20081230298.pdf, http://www.hkexnews.hk/listedco/listconews/sehk/20081230/LTN20081230390.pdf, http://www.hkexnews.hk/listedco/listconews/sehk/20081230/LTN20081230423.pdf, http://www.hkexnews.hk/listedco/listconews/sehk/20081230/LTN20081230442.pdf, http://www.hkexnews.hk/listedco/listconews/sehk/20081230/LTN20081230456.pdf, and http://www.hkexnews.hk/listedco/listconews/sehk/20081230/LTN20081230458.pdf with respect to:

(1)	proposed means of receipt of corporate communication, proposed amendments to articles of association and a proposed amendment to procedural rules of the shareholders’ general meeting of the Company;

(2)
the subscription of new A Shares by China Southern Air Holding Company, the subscription of new H Shares by Nan Lung Holding Limited, connected transactions, proposed means of receipt of corporate communication, proposed amendment to articles of association, a proposed amendment to procedural rules of the shareholders’ general meeting and the notice of extraordinary general meeting (“EGM”) and class meetings of the Company;

(3)	the notice of EGM, the notice of class meeting for holders of H Shares of the Company and the notice of class meeting for holders of A Shares of the Company;

(4)	a form of proxy for EGM of the Company;

(5)	a form of proxy for class meeting for holders of H Shares of the Company;

(6)	a reply slip of the EGM of the Company; and

(7)	a reply slip of the Class Meeting for holders of H Shares of the Company.

English versions of the announcements are included in this Form 6-K of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Liu Wei and Xie Bing
Name: Liu Wei and Xie Bing
Title: Joint Company Secretaries

Date: December 30, 2008